Exhibit 1

MARATHON PETROLEUM CORPORATION PROVIDES UPDATE ON STRATEGIC ACTIONS
TO ENHANCE SHAREHOLDER VALUE

MPC Expects to Dropdown Assets Generating ~$1.4 Billion
of EBITDA to MPLX as Soon as Practicable (Expected in 2017)

MPC Expects to Exchange its Economic Interests in the GP for MPLX LP Units
in Conjunction with Completion of Dropdowns (Expected in 2017)

Cash Proceeds from Dropdowns and Ongoing LP Distributions Expected to Fund
Substantial Ongoing Return of Capital to MPC Shareholders in a Manner Consistent with
Maintaining Investment Grade Credit Profiles at MPC and MPLX
MPC to Conduct a Full and Thorough Review of Speedway
Elliott Management Endorses Value-Enhancing Plan

FINDLAY, Ohio, Jan. 3, 2017 - Marathon Petroleum Corporation (NYSE: MPC) today announced updates to the company’s previously announced initiatives to enhance shareholder value.

The company announced:

•
Plans to significantly accelerate its dropdown of assets with an estimated $1.4 billion of MLP-eligible annual earnings before interest, taxes, depreciation and amortization (EBITDA) to MPLX LP (NYSE: MPLX) to be completed as soon as practicable (expected in 2017), subject to requisite approvals and regulatory clearances, including tax.

•
Completion of its initial evaluation of strategic alternatives for its MPLX general partner (GP) interests, including incentive distribution rights (IDRs), indicating it expects to exchange its economic interests in the GP for newly issued MPLX common (LP) units in conjunction with completion of the dropdowns. Details of the transaction are expected to be announced following receipt of the requisite approvals and tax clearance for all dropdowns.

•
A special committee of the MPC Board will conduct a full and thorough review of Speedway, with the assistance of an independent financial advisor, to ensure optimum value is being delivered to shareholders over the long term. This review will include a tax-free separation of Speedway to MPC shareholders and other strategic and financial alternatives. An update on the review is expected to be provided by mid-2017.

“Driving long-term value for our shareholders has always been and remains a top priority,” said Gary R. Heminger, MPC chairman, president and chief executive officer. “We believe MPC is undervalued in the public markets and have been working diligently to execute the initiatives we announced in late October – and this work has positioned us to significantly accelerate the dropdown schedule and provide additional clarity on these transactions and other important steps. We remain committed to taking sound, aggressive action for MPC shareholders – and we believe today’s announcements will unlock substantial value. We are moving ahead expeditiously on these initiatives to further highlight the compelling value in MPC.”

“We are pleased with the additional decisive actions MPC announced today that will accelerate value creation for all shareholders,” said Quentin Koffey, portfolio manager at Elliott Management. “We appreciate the open and candid dialogue we have had with the management team, and expect these additional actions to be important elements of the value realization MPC continues to drive for its shareholders.”

The actions announced today include:

•
Dropdown of All MLP-Qualifying EBITDA As Soon As Practicable (Expected in 2017). These planned dropdowns are subject to regulatory clearances including tax, requisite approvals and market and other conditions.

o
A proposed transaction representing ~$250 million of this annual EBITDA is already under review by the conflicts committee of the MPLX Board and the transaction is expected to be completed in the first quarter of 2017.

o	MPC plans to dropdown an additional ~$350 million of EBITDA-generating assets by the end of the fourth quarter of 2017.

o
The remaining ~$800 million of EBITDA-generating assets, with ~$600 million of annual EBITDA related to fuels distribution, are expected to be offered to MPLX as soon as practicable once the company has received the necessary tax clearance, which will likely include a private letter ruling from the IRS indicating these earnings will be qualifying income to the partnership under pending IRS regulations. If tax clearance is delayed for the fuels distribution business, then

~$200 million would be dropped no later than the first quarter of 2018, with the remaining ~$600 million dropped following receipt of the necessary tax clearance.

o
The company expects these dropdowns to be valued consistent with recent industry precedent valuation multiples ranging between 7.0x and 9.0x EBITDA, subject to the MPLX conflicts committee review process and receipt of customary fairness opinions. MPC also expects the partnership to finance the dropdown transactions with debt and equity in approximately equal proportions, with the equity financing to be funded through MPLX LP units issued to MPC.

•
IDR Exchange for MPLX LP Units in Conjunction with Completion of the Dropdowns (Expected in 2017). As a part of the substantial acceleration of dropdowns into MPLX, the company, with the assistance of its independent financial advisors, has completed its initial evaluation of strategic alternatives to highlight and capture the value of its GP interest in MPLX while optimizing the partnership’s cost of capital. Based on this review, the company expects to pursue an exchange of MPC’s economic interests in the GP for newly issued MPLX LP units in conjunction with completion of its dropdowns, with the details of the transaction to be announced following the receipt of requisite approvals and tax clearance for all dropdowns. MPC would continue to retain control of the GP following this exchange. This transaction is designed to provide a more tangible valuation of MPC’s economic interest in the GP and reduce MPLX’s cost of capital.

•
A Full and Thorough Review of Speedway. In keeping with MPC’s practice of evaluating shareholder value creation, a special committee of the MPC Board, with the assistance of an independent financial advisor, will conduct a full and thorough review of Speedway. This review will include a tax-free separation of Speedway to MPC shareholders and other strategic and financial alternatives. The company expects to provide an update on the review by mid-2017.

•
An Update on the Review of Segment Reporting. Significant portions of the earnings associated with these planned dropdowns are currently reported in the Refining and Marketing segment. As the dropdowns occur, MPC’s segment presentation will be revised to present these earnings in the Midstream segment. Given the significantly accelerated dropdown schedule, the company does not plan to change its segment reporting in advance of the dropdowns.

This significant acceleration of dropdowns and other announced strategic actions are designed to further highlight the substantial value embedded in MPC’s integrated businesses. These actions also demonstrate management’s long-standing commitment and continued focus on driving optimum long- term value for its shareholders.

Investor Presentation and Conference Call

MPC and MPLX issued an investor presentation which provides additional detail on today’s announcement. The presentation can be found by visiting MPC’s website at http://www.marathonpetroleum.com and clicking on the “Events & Presentations” link in the “Investor Center” tab. The presentation can also be found by visiting MPLX's website at http://www.mplx.com and clicking on the "Events and Presentations” link in the "Investors" tab.

At 10 a.m. EST today, MPC and MPLX will hold a webcast and conference call to discuss today’s announcement. Interested parties may listen to the conference call by dialing 1-800-447-0521 (confirmation number 44084688) or by visiting MPC's website at http://www.marathonpetroleum.com and clicking on the “Marathon Petroleum Provides Update on Strategic Actions to Enhance Shareholder Value” link, or by visiting MPLX’s website at http://www.mplx.com and clicking on the “Marathon Petroleum Provides Update on Strategic Actions to Enhance Shareholder Value” link. Replays of the conference call will be available on both companies’ websites through Monday, Jan. 16.

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About Marathon Petroleum Corporation

MPC is the nation's third-largest refiner, with a crude oil refining capacity of approximately 1.8 million barrels per calendar day in its seven-refinery system. Marathon brand gasoline is sold through approximately 5,400 independently owned retail outlets across 19 states. In addition, Speedway LLC, an MPC subsidiary, owns and operates the nation's second-largest convenience store chain, with approximately 2,770 convenience stores in 22 states. MPC owns, leases or has ownership interests in approximately 8,400 miles of crude and light product pipelines and more than 5,500 miles of gas gathering and natural gas liquids (NGL) pipelines. MPC also has ownership interests in 54 gas processing plants, 13 NGL fractionation facilities and two condensate stabilization facilities. Through subsidiaries, MPC owns the general partner of MPLX LP, a midstream master limited partnership. MPC's fully integrated system provides operational flexibility to move crude oil, NGLs, feedstocks and petroleum-related products efficiently through the company's distribution network and midstream service businesses in the Midwest, Northeast, East Coast, Southeast and Gulf Coast regions.

About MPLX LP

MPLX is a diversified, growth-oriented master limited partnership formed in 2012 by Marathon Petroleum Corporation to own, operate, develop and acquire midstream energy infrastructure assets. We are engaged in the gathering, processing and transportation of natural gas; the gathering, transportation, fractionation, storage and marketing of NGLs; and the transportation and storage of crude oil and refined petroleum products. Headquartered in Findlay, Ohio, MPLX's assets consist of a network of common carrier crude oil and products pipeline assets located in the Midwest and Gulf Coast regions of the United States, an inland marine business, a butane storage cavern located in West Virginia with approximately one million barrels of storage capacity, crude oil and product storage facilities (tank farms) with approximately 4.5 million barrels of available storage capacity, a barge dock facility with approximately 78,000 barrels per day of crude oil and product throughput capacity and gathering and processing assets that include more than 5,500 miles of gas gathering and NGL pipelines, 54 gas processing plants, 13 NGL fractionation facilities and two condensate stabilization facilities.

Investor Relations Contacts:
Lisa Wilson (419) 421-2071
Denice Myers (419) 421-2965
Doug Wendt (419) 421-2423

Media Contacts:
Chuck Rice (419) 421-2521
Katie Merx (419) 672-5159

Forward-looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation ("MPC") and MPLX LP ("MPLX").These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC and MPLX, including proposed strategic initiatives. You can identify forward-looking statements by words such as "design," "evaluate," "expect," "forecast," "guidance," "intend," "opportunity," "plan," "predict," "potential," "strategy," "target," "could," "may," "should," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and are difficult to predict. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: the time, costs and ability to obtain regulatory or other approvals and consents and otherwise consummate the strategic initiatives discussed herein; the satisfaction or waiver of conditions in the agreements governing the strategic initiatives discussed herein; the ability to achieve the strategic and other objectives related to the strategic initiatives discussed herein; the impact of adverse market conditions affecting MPC's and MPLX's midstream businesses; adverse changes in laws including with respect to tax and regulatory matters; inability to agree with the MPLX conflicts committee with respect to the timing of and value attributed to assets identified for dropdown; risks described below relating to MPLX; modifications to MPLX earnings and distribution growth objectives; continued/further volatility in and/or degradation of market and industry conditions; changes to MPC's capital budget; other risk factors inherent to MPC's industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2015, filed with Securities and Exchange Commission (SEC). Factors that could cause MPLX's actual results to differ materially from those implied in the forward-looking statements include: the time, costs and ability to obtain regulatory or other approvals and consents and otherwise consummate the transactions discussed herein, the satisfaction or waiver of conditions in the agreements governing the transactions discussed herein; negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, adversely affecting MPLX's ability to meet its distribution growth guidance; the adequacy of MPLX's capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and access to debt to fund anticipated dropdowns on commercially reasonable terms, and the ability to successfully execute its business plans and growth strategy; continued/further volatility in and/or degradation of market and industry conditions; changes to the expected construction costs and timing of projects; the suspension, reduction or termination of MPC's obligations under MPLX's commercial agreements; modifications to earnings and distribution growth objectives; the level of support from MPC, including dropdowns, alternative financing arrangements, taking equity units, and other methods of sponsor support, as a result of the capital allocation needs of the enterprise as a whole and its ability to provide support on commercially reasonable terms; changes to MPLX's capital budget; other risk factors inherent to MPLX's industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2015, and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPC's Form 10-K or in MPLX's Form 10-K or Form 10-Q could also have material adverse effects on forward-looking statements. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MPLX's Form 10-K and Form 10-Q are available on the SEC website, MPLX's website at http://ir.mplx.com or by contacting MPLX's Investor Relations office.

Non-GAAP Financial Measures - The EBITDA forecasts were determined on an EBITDA-only basis. Accordingly, information related to the elements of net income, including tax and interest, are not available and, therefore, reconciliations of these non-GAAP financial measures to the nearest GAAP financial measures have not been provided.

Important Additional Information
MPC, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from MPC shareholders in connection with the matters to be considered at MPC’s 2017 Annual Meeting. MPC intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from MPC shareholders. MPC shareholders are encouraged to read any such proxy statement and accompanying white proxy card when they become available as they will contain important information. Information regarding the ownership of MPC’s directors and executive officers in

MPC shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with MPC’s 2017 Annual Meeting. Information can also be found in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2015, filed with the SEC, and Current Report on Form 8-K filed with the SEC on Oct. 5, 2016. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by MPC with the SEC for no charge on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations office.